UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 16, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

BMA

Interim results

31 December 2010

Marius Kloppers Chief Executive Officer

Alex Vanselow Chief Financial Officer

16 February 2011

bhpbilliton

resourcing the future

Disclaimer

bhpbilliton

resourcing the future

Reliance on Third Party Information

The views expressed herein contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward Looking Statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2010 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

Mineral Resources

This presentation includes information on Mineral Resources, which is based on information prepared by the relevant Competent Persons as named in the June 2010 Annual Report, and reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code). The Competent Persons verify that this report is based on and fairly reflects the information in the supporting documentation and agree with the form and context of the Mineral Resources presented. The Competent Persons are full time employees of BHP Billiton and have the required qualifications and experience to estimate and report Mineral Resources under the JORC Code. The relevant details of the Competent Persons, and the Mineral Resources broken down into Measured, Indicated and Inferred categories can be found at www.bhpbilliton.com.

No Offer of Securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Non-GAAP Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and EBITDA exclude any exceptional items. A reconciliation to statutory EBIT is contained within the profit announcement, available at our website www.bhpbilliton.com.

Interim Results, 16 February 2011

Slide 2

Interim results

31 December 2010

Marius Kloppers Chief Executive Officer

bhpbilliton

resourcing the future

Record interim financial results

bhpbilliton

resourcing the future

— Underlying EBITDA of US$17.3 billion, up 60%

— Underlying EBIT of US$14.8 billion, up 74%

— Attributable profit (excluding exceptionals) of US$10.7 billion, up 88%

— Net operating cash flow of US$12.2 billion, up 123%

— Earnings per share (excluding exceptionals) of 192.4 US cents

— Interim dividend of 46 US cents per share

— Expanded share buy-back program of US$10 billion

Interim Results, 16 February 2011

Slide 4

Operating review

bhpbilliton

resourcing the future

— Improvement in safety

— Strong operating performance across the portfolio

– WA Iron Ore ramping up to RGP4 capacity

– Record milling rates at Olympic Dam and Antamina

– First production from MAC20

– Ongoing ramp up at Alumar

– Record manganese ore production

— Impacted by significant weather events and Gulf of Mexico permitting delays

Interim Results, 16 February 2011

Slide 5

Worsley

Interim results

31 December 2010

Alex Vanselow Chief Financial Officer

bhpbilliton

resourcing the future

Underlying EBIT analysis

Half year ended December 2010 vs December 2009

bhpbilliton

resourcing the future

(US$ billion)

Uncontrollable

Controllable

20.0

15.0

10.0

5.0

0.0

8.5

8.5

(1.1)

(0.3)

15.6

0.6

(0.2)

(0.6)

(0.6)

14.8

Net US$0.4 billion

H1 FY10

Price¹

Exchange

Inflation

Sub-total

New operations

Volume

Costs²

Other

H1 FY11

1 Including the negative impact of price-linked costs.

2 Excluding the impact of inflation, foreign exchange and price-linked costs.

Interim Results, 16 February 2011

Slide 7

Strong volumes offset by the deferral of drilling in the Gulf of Mexico bhpbilliton

resourcing the future

Volume variance

(US$ million)

US$372 million

600 300 0 (300) (600)

(464)

(39)

6

45

99

138

587

Petroleum

D&SP

Other

Energy Coal

Iron Ore

Base Metals

New operations

Note: Volume variance calculated on Underlying EBIT using previous year margin and includes new operations.

Interim Results, 16 February 2011

Slide 8

Industry wide cost pressures present an increasing challenge bhpbilliton

resourcing the future

Cash cost variance1

(US$ million)

0

(100)

(200)

(300)

(240)

(143)

(89)

(49)

Labour & contractors

Raw materials

Maintenance

Other

1 Excluding non-cash cost variance of US$(92) million.

Interim Results, 16 February 2011

Slide 9

A weaker US dollar has ‘hidden’ implications for costs

bhpbilliton

resourcing the future

Foreign exchange gain/(loss) on balance sheet monetary items

(US$ million)

400

200

0

(200)

(400)

(600)

(800)

(213)

(115)

(94)

(83)

(40)

(34)

(164)

(743)

1,044

301

Iron Ore

Metallurgical Coal

Base Metals

Energy Coal

Stainless Steel Materials

Aluminium

Other and G&U1

EBIT

Interest and Tax

Attributable Profit

1 Includes Group and Unallocated of US$(136) million.

Interim Results, 16 February 2011

Slide 10

A uniquely diversified portfolio

bhpbilliton

resourcing the future

Underlying EBIT

(H1 FY11, US$ billion)

15

10

5

0

Metallurgical Coal Manganese

Iron Ore

SSM D&SP

Base Metals Aluminium

Energy Coal

Petroleum

Ferrous (51.2%)

Non Ferrous (27.8%)

Energy (21.0%)

Underlying EBIT margin1

(H1 FY11, %)

Metallurgical Coal

Manganese

Iron Ore

SSM

D&SP

Base Metals

Aluminium

Energy Coal

Petroleum

37%

36%

62%

19%

33%

52%

1%

14%

59%

1 Excludes third party trading.

Interim Results, 16 February 2011

Slide 11

The power of our diversified model

bhpbilliton

resourcing the future

EBIT margin1

(%)

75

50

25

0

Petroleum

Aluminium

Base Metals

D&SP

SSM

Iron Ore

Manganese

Metallurgical Coal

Energy Coal

Total

FY022 FY03 FY04 FY05 FY06 FY07 FY08 FY092 FY10 H1 FY11

1 Calculated on the basis of UKGAAP for periods prior to FY05, except for the exclusion of PRRT from Petroleum’s and BHP Billiton Group’s results for all periods. All periods exclude third party trading activities. The Exploration and Technology business has been included in BHP Billiton Group’s results from FY02 to FY05 and excluded from Diamonds and Specialty Products.

2 Negative margins are not shown as the y-axis is set at zero. SSM had a negative EBIT margin in FY02 and FY09.

Interim Results, 16 February 2011

Slide 12

Strong cash flow + a strong balance sheet = substantial flexibility bhpbilliton

resourcing the future

Net operating cash flow

(US$ billion)

20

10

0

H2

H1

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 H1 FY11

Balance sheet

Net gearing (%)

40

20

0

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 H1 FY11

Note: Calculated on the basis of UKGAAP for periods prior to FY05. Cash flow reflects proportional consolidation of joint ventures for FY07 and future periods. Exploration expenditure incurred which has not been capitalised has been re-classified to net operating cash flow for FY06 and future periods.

Interim Results, 16 February 2011

Slide 13

Industry leading shareholder returns

bhpbilliton

resourcing the future

Cash dividends1

(US$ billion)

6

4

2

0

H2

H1

CAGR 23%

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11F

1 H2 FY11 payment includes dividend declared on 16 February 2011.

Five year net capital returned to shareholders2

(US$ billion)

40

30

20

10

0

(10)

29.3

16.7

2.8

(2.6)

(3.8)

BHP Peer 1 Peer 2 Peer 3 Peer 4 Billiton

2 Net capital returned to shareholders includes dividends, share buy-backs and equity raisings.

Source: Annual reports, interim press releases and BHP Billiton analysis. Note that if a company has not yet released its full year results an estimate has been used for the second half of CY10.

Interim Results, 16 February 2011

Slide 14

Olympic Dam

Interim results

31 December 2010

Marius Kloppers Chief Executive Officer

bhpbilliton

resourcing the future

Improving near term economic fundamentals

bhpbilliton

resourcing the future

— Strong emerging market growth continues

— Increasingly positive developed market data

— However, economic risks remain

– Sovereign debt issues

– Policy responses to emerging market inflation

— Supply side constraints are supporting commodity prices

Manufacturing

(PMI)

65 55 45 35 25

China India Japan US Germany Eurozone

Dec 07 Dec 08 Dec 09 Dec 10

Source: Markit PMI.

Interim Results, 16 February 2011

Slide 16

Our business model delivers strong margins and returns

Underlying EBIT margin

(%)

50 40 30 20 10 0

FY06 FY07 FY08 FY09 FY10 H1 FY11

BHP Billiton

Return on capital

(%)

50 40 30 20 10 0

FY06 FY07 FY08 FY09 FY10 H1 FY11

Peer group

Note: Peer group includes Rio Tinto, Vale, Anglo American and Xstrata.

Source: Annual Reports, interim press releases and BHP Billiton analysis.

Interim Results, 16 February 2011

Slide 17

Significant capital expenditure to underpin future growth

bhpbilliton

resourcing the future

(US$ billion)

90 60 30 0

Strong pipeline of investment

Manganese SSM Energy Coal Aluminium D&SP Metallurgical Coal Base Metals Petroleum Iron Ore

Future Options Pre-Feasibility Feasibility Execution Other Growth Capex Total Spend FY11 to FY15 Commodity Split

Note: Excluding sustaining capital expenditure and exploration expenditure.

Interim Results, 16 February 2011

Slide 18

A simple business model built around Tier 1 resources

bhpbilliton

resourcing the future

50+ years Saskatchewan Potash 3.4bt resource

40+ years Escondida Copper 8.5bt resource

50+ years Pilbara Iron Ore 16.1bt resource

50+ years Bowen Basin Metallurgical Coal 12.8bt resource

100+ years Olympic Dam Copper/Uranium 9.1bt resource

Mineral Resources are stated on a 100% basis, and include Measured, Indicated and Inferred Resources. The categorised breakdown is shown in the FY10 Annual Report. The FY10 actual production has been used to estimate the minimum production life that the resource can sustain. Potash production is based on anticipated FY20 production. Realistic global mining and processing conversion factors have been used for each asset to determine this minimum production life.

Interim Results, 16 February 2011

Slide 19

Well positioned for growth and shareholder returns

bhpbilliton

resourcing the future

— Our strategy has not changed

— A record set of financial results

— Investment in organic growth exceeding US$80 billion over five years

— Returning cash to shareholders via an increased dividend and US$10 billion share buy-back

— Our tier 1 portfolio continues to deliver superior margins and returns

BHP Billiton weighted average TSR

(Ltd 60% and Plc 40%)

1,200%

200%

100%

0%

42%

200%

1,200%

3 years¹ 5 years¹ 10 years¹

1 Period ended 31 December 2010.

Interim Results, 16 February 2011

Slide 20

bhpbilliton

resourcing the future

Appendix

bhpbilliton

resourcing the future

Impact of major commodity price movements

Half year ended December 2010 vs December 2009

bhpbilliton

resourcing the future

Total price variance1

(US$ million)

5,000

4,000

3,000

2,000

1,000

0

4,276

1,379

1,147

526

318

286

244

197

158

Iron Ore Base Metals Metallurgical Coal Petroleum Energy Manganese Stainless Steel Materials Aluminium Other Coal

1 Including the negative impact of price-linked costs.

Interim Results, 16 February 2011

Slide 23

Rate of cost change

bhpbilliton

resourcing the future

Operating cost movement relative to preceding year1

(%)

14.0

10.0

6.0

2.0

(2.0)

(6.0)

Total

Excluding non-cash

2.2

1.7

7.3

6.1

12.2

10.5

3.5

4.1

(5.2)

(4.1)

5.5

2.7

4.0

3.4

1H08

2H08

1H09

2H09

1H10

2H10

1H11

1 Excluding the impact of inflation, foreign exchange, price-linked costs and third party trading.

Interim Results, 16 February 2011

Slide 24

Summary of key FX components in tax expense/(income)

bhpbilliton

resourcing the future

Restatement of December 2010 Expense / (Income) US$ million December 2009 Expense / (Income) US$ million

Current Tax Payable 391 152

Deferred Tax Balances on Fixed Assets (1,750) (900)

Deferred Tax Balances on US$ Debt 316 351

Deferred Tax Balances on Timing Differences (82) 111

Other Items (2) (20)

Total (1,127) (306)

Interim Results, 16 February 2011

Slide 25

Capital and exploration expenditure

bhpbilliton

resourcing the future

US$ billion FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11F

Growth 1.9 2.0 1.7 2.6 4.0 5.5 6.1 7.3 8.1

Sustaining and Other 0.8 0.7 0.9 1.3 2.1 1.6 1.8 2.0 1.7

Exploration 0.4 0.3 0.5 0.5 0.8 0.8 1.4 1.3 1.3

Total 3.1 3.0 3.1 4.4 6.9 7.9 9.3 10.6 11.1 15.0

(US$ billion)

18 12 6 0

Exploration Sustaining capex Growth expenditure

Note: Calculated on the basis of UKGAAP for periods prior to FY05.

Interim Results, 16 February 2011

Slide 26

Maintenance of a deep, diversified inventory of growth options bhpbilliton
resourcing the future



Future options[1]
Feasibility
Execution
Potash – Jansen Phase 3
Thebe
Illawarra Coal Expansion
Potash – Young
Browse LNG
Yeelirrie
Saraji East
DRC Smelter
West Africa Exploration
IndoMet Coal
Mt Arthur Coal (MAC RX2)
Atlantis N2B
Potash – Jansen Phase 2
Knotty Head
Potash - Burr
Wards Well
WA Iron Ore Quantum 2
Escondida OGP 1
RBM
Olympic Dam Project 2+
Caroona
Saraji Expansion
Blackwater Expansion
Potash – Melville
Queensland Rail and Port Expansion
NWS GWF
IndoMet Coal Expansion
Potash Ports
Nimba
Resolution
Mt Arthur Coal (UG)
Potash - Boulder
Peak Downs Expansion
Scarborough
Saraji East Expansion
Oxide Leach
Spence Hypogene
Mad Dog Phase 2
WA Iron Ore Quantum 1
Potash - Other
Caval Ridge Expansion
Boffa/ Santou Refinery
Goonyella Expansion
Newcastle Third Port Exp 3
Olympic Dam Project 1
Caval Ridge
CMSA Heap Leach 1
Samarco 4
Gabon
Escondida Ore Access
HPX3
Guinea Alumina
MAC RX1
Laguna Seca
Potash – Jansen Phase 1
Daunia
GEMCO Exp 2
EKATI
WA Iron Ore RGP 6
Cerrejon Opt Exp
Kipper
Worsley E&G[3]
NWS CWLH
Newcastle Third Port Exp 2
WA Iron Ore RGP 5[2]
Angostura Gas
Turrum
NWS Nth Rankin B
Antamina Exp
Macedon
As at 10 February 2011
Proposed capital expenditure
≤$500m
$501m-$2bn
$2bn+
CSG
Petroleum
D&SP
Manganese
Aluminium
SSM
Met Coal
Base Metals
Iron Ore
Energy Coal

1 Placement of Future Options not indicative of project schedule.
2 Project scope currently under review.
3 Budget under review.

Interim Results, 16 February 2011 Slide 27

Maturity profile analysis

bhpbilliton

resourcing the future

Debt balances1

(US$ million2)

3,000 2,000 1,000 0

2001 2012 2013 2014 2015 2016 2017 2018 2019 2020 Post 2020

% of Portfolio

US$ Bonds 54%

Euro Bonds 32%

Bank Debt 0%

CP Issuance 0%

Jointly Controlled Entities3 12%

Subsidiaries4 2%

Capital Markets 86%

Bank Supported 0%

Asset Financing 14%

1 Based on debt balances as at 31 December 2010.

2 All debt balances are shown in US$ million and based on financial years.

3 Jointly Controlled Entity (‘JCE’) debt represents BHP Billiton share of the total JCE debt excluding debt provided by BHP Billiton.

4 Subsidiary debt represents BHP Billiton share of subsidiary debt based on BHP Billiton effective interest.

Interim Results, 16 February 2011

Slide 28

Key net profit sensitivities

bhpbilliton

resourcing the future

Approximate impact1 on FY11 net profit after tax of changes of US$ million

US$1/t on iron ore price 85

US$1/bbl on oil price 40

US$1/t on metallurgical coal price 20

US¢1/lb on aluminium price 20

US¢1/lb on copper price 20

US$1/t on energy coal price 20

US¢1/lb on nickel price 2

AUD (US¢1/A$) operations2 95

RAND (0.2 Rand/US$) operations2 35

1 Assumes total volumes exposed to price.

2 Impact based on average exchange rate for the period.

Interim Results, 16 February 2011

Slide 29